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May 20, 2008	MIAMI
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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 1-32887

Ladies and Gentlemen:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your May 7, 2008 letter with respect to the above-captioned filing, together with the response of the Company to each of those comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues, page 46

1.	We note that the account termination period was extended to three billing cycles. Please tell us why you changed your policy and how this new policy impacted your revenues and related accounts receivables allowance. Also, tell us if you increase your accounts receivable allowance when you recognize the third billing cycle revenues for these accounts. If not, tell us why.

The Company extended the termination period to three billing cycles to allow more time for the Company to work with customers to cure the issue that caused their payment to fail. The Company records an additional allowance as a reduction to revenue for the entire amount of the third billing cycle. Therefore, this change in billing cycles had no impact on revenues or net accounts receivable.

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

May 20, 2008

Contractual Obligations and Other Commercial Commitments, page 59

2.	We note that you include the outstanding principal amount of the company’s convertible notes under the 2-3 years column of the table. In light of the treatment of the convertible notes a[s] current liabilities for purposes of your consolidated balance sheet, please revise to reflect the outstanding principal amount of the convertible notes and the related interest expense as a current liability or tell us the basis for your belief that the current presentation is appropriate.

The Company included the outstanding principal balance of the Company’s convertible notes in the 2-3 years column as the debt is technically not due until December 1, 2010. The Company will only be obligated to repay the notes in December 2008 if proactively put to the Company by the noteholders. To highlight this contingency, we included supplemental disclosure for the table indicating that the convertible notes could be put to us on December 16, 2008. Thus, the Company does not believe any changes to the table are required.

Item 9A. Controls and Procedures, page 64

3.	We note that the company filed a current report on Form 8-K dated February 13, 2008 indicating that management had concluded that the company’s quarterly financial statements for the periods ended June 30th and September 30th, 2007 had to be restated due a material weakness in the company’s interim internal control over financial reporting. Revise to explain how the material weakness could have been remediated by December 31, 2007 when the errors were not identified until the filing of the later Form 8-K.

As part of the Company’s 2007 year-end control procedures, the Company had identified a material difference between actual forfeitures and estimated forfeitures that required an adjustment to the financial statements. The Company determined that the comparison and adjustment to the financial statements for any material differences between actual and estimated forfeitures should have been recorded quarterly. Since this control was not previously done quarterly, the Company concluded that a material weakness in the Company’s interim internal control over financial reporting existed for the second and third quarters of 2007. Since the Company’s year-end control procedures identified this adjustment for the financial statements and the quarterly controls were expanded to include this comparison and any required adjustment, the Company concluded that the material weakness was remediated as of December 31, 2007.

Securities and Exchange Commission

May 20, 2008

Item 11. Executive Compensation, page 66

Compensation Discussion and Analysis

Determination of Competitive Compensation, Proxy Statement page 18

4.	It appears that you use the surveys listed for benchmarking purposes. As a result, please revise your disclosure to identify the companies in the surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company does not use the surveys described in the Compensation Discussion and Analysis (“CD&A”) to dictate the compensation to be paid to its executive officers. As noted in the CD&A, “the comparative analysis described… provides only guidelines, and we do not follow them rigidly. Variations may occur based on specific considerations relating to our operations and the market for our securities.” This flexibility is demonstrated by the decision of the Compensation Committee to grant a special equity award in August 2007, which, as described in the CD&A, addressed important business and personnel concerns. The award could not have been made had the Company benchmarked rigidly.

Moreover, the Company did not select the individual companies within the survey categories referenced in its analysis. For example, with respect to the Radford Executive Survey, the Company did not select the 83 companies included in the survey that had revenues in the $500 million to $1 billion range. In addition, the use of three different surveys underscores the immateriality of any individual company in any survey, particularly where the Company had no involvement in the selection of any company that was a subject of one or more of the surveys.

Under these circumstances, the Company does not believe that disclosure of the companies in each of the three surveys (a total of up to 812 companies, including duplicate entries for companies listed in more than one survey) is useful to investors or should be required.

Summary Compensation Table, Proxy Statement page 27

5.	We note your current report on Form 8-K, filed with the Commission on October 26, 2007, announcing the resignation of Timothy G. Smith as President of Vonage Network Inc., a subsidiary of the company, on October 22, 2007. Please confirm in your response letter that the amount of Mr. Smith’s 2007 compensation earned prior to his departure would not have required him to be included as part of the company’s executive compensation disclosures. See Item 402(a)(3) of Regulation S-K.

The Company confirms that the amount of Mr. Smith’s 2007 compensation earned prior to his departure would not have required him to be included as part of the Company’s executive compensation disclosures.

Securities and Exchange Commission

May 20, 2008

6.	You indicate that the amounts reported under the Non-equity Incentive Plan Compensation column for 2007 represent performance-based bonuses earned by the named executive officers for services rendered during 2006. Please note that amounts paid under a non-equity incentive plan should be reported in the Summary Compensation Table in the year when the relevant specified performance criteria under the plan are satisfied and the compensation earned, whether or not payment is actually made to the named executive officer in that year. We note that you have disclosed that your named executive officers earned 73% of their target bonus based upon your performance criteria for 2007 but you do not disclose these amounts for each officer in the table. Please revise your presentation accordingly. See Item 402(c)(2)(vii) of Regulation S-K and Section II.C.I.c.ii. of Release No. 33-8732A.

The Company acknowledges the staff’s comment in the first two sentences with regard to amounts reported in the Non-Equity Incentive Plan column for services rendered in 2006. In the version of the proxy statement filed with the Commission, unlike the printed version distributed to stockholders, the amounts in the Non-Equity Incentive Plan Compensation column for services rendered during 2006 were listed in rows for 2007 rather than for 2006. However, the amounts of total compensation for each executive officer for 2006 and 2007 are accurate as filed. To correct the version on file with the Commission, the Company proposes to reproduce the Summary Compensation Table with the amounts in the correct rows in a filing. In addition, the Company will report such amounts in accordance with the staff’s comment in future filings.

With respect to 2007 bonuses, for the following reasons, the entire amount of the bonuses earned during 2007 but paid in 2008 are shown in the “Bonus” column in the Summary Compensation Table. Item 402(a)(6) of Regulation S-K defines an incentive plan as “any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.”

In the initial release adopting the current executive compensation regulations (Executive Compensation and Related Person Disclosure, Release No. 33-8237A (August 29, 2006), Section II.C.l.f), the Commission stated the following:

“An award would be considered ‘intended to serve as an incentive for performance to occur over a specified period’ if the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive… In contrast, a cash award based on satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary Compensation Table as a bonus.”

Securities and Exchange Commission

May 20, 2008

As the Company indicates on page 20 of the proxy statement, the Compensation Committee determined, in March 2007, the measures it would use in connection with the annual bonus program. However, as disclosed in the proxy statement, for several months thereafter, the Compensation Committee continued to focus on the appropriate weighting of the measures and the extent to which business unit leaders should have a larger portion of their potential bonus based on corporate performance. It was not until the third quarter of 2007 that management provided revised weightings that reflected the Compensation Committee’s views in light of challenges confronting the Company. Because these modifications were made after the performance period was two-thirds completed, the Company concluded that the performance targets may not be deemed to be “pre-established.” Therefore, in accordance with the guidance in the adopting release quoted above, the Company believes it was appropriate to report as a bonus in 2007 all amounts paid to the named executive officers under the annual cash bonus program.

Note 1. Customer Equipment and Shipping Revenues, page F-10

7.	We note on page 46 that you accept returns of equipment up to 60 days. Please tell us and disclose how you are accounting for these returns at the time of sale (or when provided to your customers who subscribe to your service) and upon the returns of the equipment.

The Company accepted returns of equipment up to 60 days from the time the customer originally initiated service for the period ended December 31, 2007. This 60-day return period only applies to equipment supplied to the customer to initiate service. Since the Company provides substantially all devices free of charge at the time of initial sign-up, there is no revenue recorded at the time the equipment is provided to the customer. The Company records the equipment cost, net of the activation fee, as a charge to cost of goods sold at the time the equipment is provided to the customer. Any return of equipment within the 60-day period is added back into inventory at the time of the return less an appropriate provision, with a corresponding reduction to cost of goods sold.

Note 10. Verizon, page F-28

8.	We note your reference to the opinions of an expert. While you are not required to make reference to this expert, when you do you should also disclose the name of the expert. Please confirm to us in your response letter that the expert is aware of being named in the filing.

The Company will not include a reference to this expert in future filings.

Securities and Exchange Commission

May 20, 2008

Note 10. AT&T, page F-29

9.	Please tell us why it was appropriate to recognize a $29 million charge for the license instead of recognizing a license intangible asset to be amortized over its five-year term. Also, tell us why it was appropriate to recognize this charge in the 3rd quarter when you entered into the settlement agreement on December 20, 2007. Further, tell us how you determined the discount rate of 12%.

Since the AT&T matter existed prior to September 30, 2007 and the Company had negotiated definitive terms with AT&T prior to the filing of the Company’s third quarter 10-Q with a formal written agreement to follow, the Company recorded the charge in the third quarter of 2007. The Company recorded this charge to operating expense instead of a license intangible asset because the Company believed that it had meritorious defenses against the claims asserted by AT&T, but decided to settle this matter for $39 million to avoid costly litigation costs and possible jury award. The Company has assigned no value to either the licenses given or received as the nature of the settlement was defensive in nature and there is no evidence of use of the licenses by either party. This treatment is consistent with the Speech by SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments given by Eric C. West, Associate Chief Accountant, Office of the Chief Accountant, U.S. Securities and Exchange Commission, on December 10, 2007 which indicated that if licenses are not to be used but are part of a legal defense strategy then no asset value should be assigned to them. The classification as litigation settlement is also consistent with the Speech by SEC Staff which indicated that it would be appropriate to record the consideration allocated to litigation within operating expenses. The discount rate of 12% was used as this was the Company’s estimated cost of capital based upon proposals received from prospective lenders as part of the Company’s efforts to refinance its debt.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 20, 2008

If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at 215-979-1233.

Sincerely,

/s/ Richard L. Cohen
Richard L. Cohen

rlc/tbm

cc:	Mr. Jeffrey A. Citron
Mr. John S. Rego
Mr. Gerald Maloney Jr.